Exhibit 99.1

Boqii Announces Fiscal 2021 Second Quarter Unaudited Financial Results

--34% year-over-year revenue growth--

--70% year-over-year GMV growth--

SHANGHAI, China, November 16, 2020 (PRN Newswire) -- Boqii Holding Limited (“Boqii” or the “Company”) (NYSE: BQ), a leading pet-focused platform in China, today announced its unaudited financial results for the second quarter of fiscal year 2021 ended September 30, 2020.

Fiscal Q2 2021 Operational and Financial Highlights

•	Total revenues were RMB229.2 million (US$33.8million), representing an increase of 34.3% from RMB170.6 million in the same quarter of fiscal year 2020.

•	Net loss was RMB27.5 million (US$4.0 million), compared to net loss of RMB43.5 million in the same quarter of fiscal year 2020.

•	EBITDA[1] was a loss of RMB23.4 million (US$3.4 million), representing a 23.5% improvement from a loss of RMB30.6 million in the same quarter of fiscal year 2020.

•	Total GMV[2] was RMB563.3 million (US$82.7 million), representing an increase of 70.0% from RMB331.4 million in the same quarter of fiscal year 2020.

•	Active buyers were 1.3 million, representing an increase of 15.0% from RMB1.1 million in the same quarter of fiscal year 2020.

Mr. Hao Liang, Boqii’s Founder, Chairman and Chief Executive Officer commented: “In October 2020, Boqii successfully completed its IPO on the NYSE and became the first publicly traded pet-focused platform company in China, which marked a significant milestone not only for Boqii but also for the whole pet industry in China. As a newly public company, Boqii generated a strong quarter with solid operational and financial growth. Year on year quarterly GMV grew by 70% to RMB563.3 million while active buyers grew by 15% to 1.3 million. These solid results demonstrated our strong brand recognition, robust distribution capabilities as well as the greater user engagement in our community. Going forward, we will continue to innovate with a keen focus on delivering a seamless user experience, with our mission to empower the pet ecosystem and instill love and trust into pet parenting.”

Mr. Liang continued: “In August, we started the ‘Pet Hundred-Million Yuan Sales Club’, an established strategic partnership with JD.com aiming to generate hundred-million sales in year 2020 from our products and online stores, and promote the iterative upgrade of both parties' operating systems. In September, we signed another strategic cooperation agreement with China Animal Husbandry Group to provide products and solutions for pet health. We are planning to develop more partnerships with other renowned platforms and large corporations to deliver best solutions and enhance our value proposition for fast-growing demand in the pet industry. We also recorded strong sales recently during the Singles’ Day Global Shopping Festival. Over the 11-day period from November 1 to November 11, we generated a total GMV of RMB 244.5 million, a 39.97% increase from last year Singles’ Day Shopping Festival.”

Ms. Yingzhi (Lisa) Tang, Boqii’s Co-Founder, Co-CEO and CFO commented: “We generated healthy revenue growth of 34.3% year-over-year during this quarter. Most notably, the percentage of revenue we generated from Boqii Mall reached 41.2%, significantly increasing from 29.0% in the same quarter of last fiscal year. We remain committed to developing Boqii Mall, and this result reflects our effort to provide a better user experience and product selection on our platform. We will invest heavily in technology, optimize our content and product offerings to drive impulse purchases and meet strong user demand.”

1EBITDA refers to net loss excluding income tax expenses, interest expense, interest income, depreciation and amortization expenses, but including all the professional expenses in relation to initial public offering. EBITDA is a Non-GAAP financial measurement. Please refer to “Reconciliation of GAAP and Non-GAAP Results.”

2GMV refers to gross merchandise volume, which is the total value of confirmed orders placed with us and sold through distribution model or drop shipping model where we act as a principal in the transaction regardless of whether the products are delivered or returned, calculated based on the listed prices of the ordered products without taking into consideration any discounts. The total GMV amount (i) includes GMV of products sold by Xingmu, (ii) excludes products sold through consignment model and (iii) excludes the value of services offered by us. GMV is subject to future adjustments (such as refunds) and represents only one measure of the Company’s performance and should not be relied on as an indicator of our financial results, which depend on a variety of factors.

Fiscal Second Quarter Financial Results

Total revenues were RMB229.2million (US$33.8 million), representing an increase of 34.3% from RMB170.6 million in the same quarter of fiscal year 2019. The increase was primarily due to more revenue generated from Boqii Mall, which represented 41.2% of our total revenue versus 29.0% in the same quarter of fiscal year 2020.

Revenues (in RMB million)	2020 Sep. Quarter	2019 Sep. Quarter	% change YoY
Revenues from product sales	227.9	169.7	+34.3%
• Boqii Mall	94.4	49.5	+90.8%
• Third party e-commerce platforms	133.5	120.2	+11.1%
Revenues from online marketing and information services	1.3	0.9	+43.8%
Total	229.2	170.6	+34.3%

Gross profit was RMB42.6 million (US$6.3 million), an increase of 15.5% from RMB36.9 million in the same quarter of fiscal year 2020.

Gross margin was 18.6%, a decrease of 304 basis points from 21.6% in the same quarter of fiscal year 2020. The decrease in gross margin was mainly due to the increased contribution of revenue from Boqii Mall, where we offer more favorable pricing to our valued users.

Operating expenses were RMB77.1 million, an increase of 12.9% from RMB 68.3 million in the same quarter of fiscal year 2020. Operating expenses as a percentage of total revenues was 33.6%, compared to 40.0% in the same quarter of fiscal year 2020.

•	Fulfillment Expenses were RMB29.0 million, an increase of 18.1% from RMB 24.6 million in the same quarter of fiscal year 2020. Fulfillment expenses as a percentage of total revenues were 12.7%, compared to 14.4% in the same quarter of fiscal year 2020. The decrease was mainly due to: (i) the improved utilization of warehouses by adjusting inventory mix; (ii) relocation of warehouses across China in a more cost-efficient method; and (iii) lower delivery service prices through renegotiation with third-party delivery service providers.

•	Sales and marketing expenses were RMB31.3 million, a decrease of 5.3% from RMB 33.1 million in the same quarter of fiscal year 2020. Sales and marketing expenses as a percentage of total revenue were 13.7%, compared to 19.4% in the same quarter of fiscal year 2020. The decrease was mainly due to lower customer acquisition costs and more cost-efficient customer services.

•	General and administrative expenses were RMB16.7 million, an increase of 57.7% from RMB 10.6 million in the same quarter of fiscal year 2020. General and administrative expenses as a percentage of total revenue were 7.3%, compared to 6.2% in the same quarter of fiscal year 2020. The increase was primary due to professional expenses incurred for the initial public offering, as well as increased employee salaries and benefits.

Operating loss was RMB34.2 million (US$5.0 million), an increase of 9.0% compared to RMB31.4 million in the same quarter of fiscal year 2020.

EBITDA was a loss of RMB23.4 million (US$3.4 million), representing a 23.5% improvement from a loss of RMB30.6 million in the same quarter of fiscal year 2020.

EBITDA margin increased 772 basis points to (10.2%), compared to (17.9%) in the same quarter of fiscal 2020.

Net loss was RMB27.5million (US$4.0million), compared to net loss of RMB43.5 million in the same quarter of fiscal year 2020.

Adjusted net loss was RMB35.8 million (US$5.3 million), representing a decrease of 20.6% from the adjusted net loss of RMB45.0 million in the same quarter of fiscal year 2020.

Diluted net loss per share was RMB3.06 (US$0.50), compared to diluted net loss per share of RMB3.98 in the same quarter of fiscal year 2020.

Initial Public Offering

On October 2, 2020, Boqii completed its initial public offering (“IPO”) of 7,000,000 million American Depositary Shares (“ADSs”), at US$10.00 per ADS. Each ADS represents 0.75 of a Class A ordinary share of the Company. The Company raised a total of US$70 million in gross proceeds from the IPO, before deducting underwriting discounts and commissions as well as other offering expenses.

Conference Call

Boqii’s management will hold a conference call to discuss the financial results at 8:00 AM on Monday, November 16, 2020, U.S. Eastern Time (9:00 PM on November 16, 2020, Beijing/Hong Kong Time).

To join the conference, please dial in 15 minutes before the conference is scheduled to begin using below numbers.

Phone Number
International	1-412-317-6061
United States	1-888-317-6003
Hong Kong	852 800-963976
Mainland China	86 4001-206115
Passcode	9244495

A replay of the conference call may be accessed by phone at the following numbers until November 23, 2020.

Phone Number
International	1-412-317-0088
United States	1-877-344-7529
Replay Access Code	10149804

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.boqii.com/.

About Boqii Holding Limited

Boqii Holding Limited (NYSE: BQ) is China's largest pet-focused platform We are the leading online destination for pet products and supplies in China with our broad selection of high-quality products including global leading brands, local emerging brands, and our own private label, Yoken and Mocare, offered at competitive prices. Our online sales platforms, including Boqii Mall and our flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Our Boqii Community provides an informative and interactive content platform for users to share their knowledge and love for pets.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, namely adjusted net loss, EBITDA and EBITDA margin, in evaluating its operating results and for financial and operational decision-making purposes. The Company defines (i) adjusted net loss as net loss excluding fair value change of derivative liabilities, (ii) EBITDA as net loss excluding income tax expenses, interest expense, interest income, depreciation and amortization expenses, and (iii) EBITDA margin as EBITDA as a percentage of total revenues. The Company believes adjusted net loss, EBITDA and EBITDA margin enhance investors’ overall understanding of its financial performance and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. As these non-GAAP financial measures have limitations as analytical tools and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliation of GAAP and Non-GAAP Results.” The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.7896 to US$1.00, the noon buying rate in effect on September 30, 2020 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all.

For investor and media inquiries, please contact:

In China:

Boqii Holding Limited
Investor Relations
Tel: +86-21-6882-6051
Email: ir@boqii.com

The Blueshirt Group

Ms. Susie Wang

Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Email: julia@blueshirtgroup.com

BOQII HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

				Pro forma	Pro forma
	As of March 31, 2020	As of September 30, 2020	As of September 30, 2020	As of September 30, 2020	As of September 30, 2020
	RMB	RMB	US$	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	88,352	127,756	18,816	127,756	18,816
Accounts receivable, net	44,980	38,801	5,714	38,801	5,714
Inventories, net	63,056	70,516	10,386	70,516	10,386
Prepayments and other current assets	76,720	157,555	23,205	157,555	23,205
Amounts due from related parties	5,982	6,645	980	6,645	980
Total current assets	279,090	401,273	59,101	401,273	59,101
Non-current assets:
Property and equipment, net	4,981	7,550	1,112	7,550	1,112
Intangible assets	33,538	31,538	4,645	31,538	4,645
Operating lease right-of-use assets	14,951	33,365	4,914	33,365	4,914
Long-term investments	73,432	74,948	11,039	74,948	11,039
Goodwill	40,184	40,184	5,918	40,184	5,918
Other non-current asset	11,019	41,348	6,090	41,348	6,090
Total non-current assets	178,105	228,933	33,718	228,933	33,718
Total assets	457,195	630,206	92,819	630,206	92,819
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short-term borrowings	75,223	44,352	6,532	44,352	6,532
Accounts payable	88,005	70,258	10,349	70,258	10,349
Salary and welfare payable	4,465	6,503	958	6,503	958
Accrued liabilities and other current liabilities	37,883	53,066	7,816	53,066	7,816
Amounts due to related parties, current	45	3,042	448	3,042	448
Other debts, current	76,252	17,408	2,564	17,408	2,564
Contract liabilities	7,702	4,013	591	4,013	591
Operating lease liabilities, current	7,969	8,402	1,237	8,402	1,237
Derivative liabilities	14,351	1,565	230	1,565	230
Total current liabilities	311,895	208,609	30,725	208,609	30,725
Non-current liabilities
Deferred tax liabilities	10,591	10,192	1,501	10,192	1,501
Operating lease liabilities, non-current	5,375	22,944	3,379	22,944	3,379
Long-term borrowings	53,148	49,504	7,291	49,504	7,291
Other debts, non-current	165,774	473,865	69,793	473,865	69,793
Amounts due to related parties, non-current	11,521	1,030	152	1,030	152
Total non-current liabilities	246,409	557,535	82,116	557,535	82,116
Total liabilities	558,304	766,144	112,841	766,144	112,841

Mezzanine equity
Series A convertible redeemable preferred shares(US$ 0.001 par value; 11,000,000 shares authorized, 10,340,000 shares issued and outstanding as of March 31, 2020 and September 30, 2020, respectively; and nil outstanding on a pro-forma basis as of September 30, 2020)	484,122	531,746	78,316	-	-
Series B convertible redeemable preferred shares Series B convertible redeemable preferred shares (US$ 0.001 par value; 10,000,000 shares authorized, 9,067,384 shares issued and outstanding as of March 31, 2020 and September 30, 2020, respectively; and nil outstanding on a pro-forma basis as of September 30, 2020)	527,682	581,017	85,575	-	-
Series C convertible redeemable preferred shares(US$ 0.001 par value; 6,000,000 shares authorized, 5,518,101 shares issued and outstanding as of March 31, 2020 and September 30, 2020, respectively; and nil outstanding on a pro-forma basis as of September 30, 2020)	420,419	380,838	56,091	-	-
Series C+ convertible redeemable preferred shares(US$ 0.001 par value; 8,000,000 shares authorized, nil and 6,734,459 shares issued and outstanding as of March 31, 2020 and September 30, 2020, respectively; and nil outstanding on a pro-forma basis as of September 30, 2020)	-	662,521	97,579	-	-

BOQII HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS(Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

			Pro forma	Pro forma
As of March 31, 2020	As of September 30, 2020	As of September 30, 2020	As of September 30, 2020	As of September 30, 2020
RMB	RMB	US$	RMB	US$

Series D convertible redeemable preferred shares(US$ 0.001 par value; 3,000,000 shares authorized, 2,526,026 shares issued and outstanding as of March 31, 2020 and September 30, 2020, respectively; and nil outstanding on a pro-forma basis as of September 30, 2020)	188,183	180,939	26,649	-	-
Series D-1 convertible redeemable preferred shares(US$ 0.001 par value; 3,000,000 shares authorized, 2,178,530 shares issued and outstanding as of March 31, 2020 and September 30, 2020, respectively; and nil outstanding on a pro-forma basis as of September 30, 2020)	164,282	164,803	24,273	-	-
Series D-2 convertible redeemable preferred shares(US$ 0.001 par value; 2,000,000 shares authorized, 1,182,803 shares issued and outstanding as of March 31, 2020 and September 30, 2020, respectively; and nil outstanding on a pro-forma basis as of September 30, 2020)	89,464	92,284	13,592	-	-
Series E convertible redeemable preferred shares(US$ 0.001 par value; 3,000,000 and 7,000,000 shares authorized, 1,042,623 and 5,885,210 shares issued and outstanding as of March 31, 2020 and September 30, 2020, respectively; and nil outstanding on a pro-forma basis as of September 30, 2020)	78,553	455,811	67,134	-	-
Receivable for issuance of preferred shares	(94,758)	(402,722)	(59,314)	-	-
Total mezzanine equity	1,857,947	2,647,237	389,895	-	-
Stockholders’ deficit:
Ordinary Shares(US$0.001 par value;153,000,000 and 149,000,00 ordinary shares authorized; 22,238,454 ordinary shares issued and outstanding as of March 31, 2020 and September 30, 2020: nil shares issued and outstanding on a pro-forma basis as of September 30, 2020)	139	139	20	-	-
Class A ordinary shares (US$0.001 par value; nil shares authorized, issued and outstanding shares as of September 30, 2020; 129,500,000 shares authorized, 49,777,032 shares issued and outstanding on a pro-forma basis as of September 30, 2020)	-	-	-	333	49
Class B ordinary shares (US$0.001 par value; nil shares authorized, issued and outstanding shares as of September 30, 2020; 15,000,000 shares authorized, 13,037,729 shares issued and outstanding on a pro-forma basis as of September 30, 2020)	-	-	-	82	12
Additional paid-in capital	-	-	-	3,049,684	449,168
Statutory reserves	2,627	2,891	426	2,891	426
Accumulated other comprehensive loss	11,204	882	130	882	130
Accumulated deficit	(2,016,758)	(2,831,724)	(417,067)	(2,831,724)	(417,067)
Receivable for issuance of ordinary shares	(9)	-	-	(402,722)	(59,314)
Total Boqii Holding Limited shareholders’ deficit	(2,002,797)	(2,827,812)	(416,491)	(180,574)	(26,596)
Non-controlling interests	43,741	44,637	6,574	44,636	6,574
Total shareholders’ deficit	(1,959,056)	(2,783,175)	(409,917)	(135,938)	(20,022)
Total liabilities, mezzanine equity and shareholders' deficit	457,195	630,206	92,819	630,206	92,819

(a)	On a pro forma basis to reflect (i) the re-designation of 12,204,604 ordinary shares held by Merchant Tycoon Limited and beneficially owned by Hao (Louis) Liang, Yingzhi (Lisa) Tang and Di (Jackie) Chen into Class B ordinary shares on a one-for-one basis immediately prior to the completion of the initial public offering (which was completed on October 2, 2020), (ii) the automatic conversion and re-designation of 833,125 Series C preferred shares held by Merchant Tycoon Limited and beneficially owned by Hao (Louis) Liang, Yingzhi (Lisa) Tang and Di (Jackie) Chen into Class B ordinary shares on a one-for-one basis immediately prior to the completion of the initial public offering, (iii) the re-designation of all of the remaining ordinary shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of the initial public offering, (iv) the automatic conversion of 10,340,000 Series A preferred shares into 7,844,137 ordinary shares on a 1:0.76 basis, and re-designation of such as-converted ordinary shares into 7,844,137 Class A ordinary shares on a one-for-one basis immediately prior to the completion of the initial public offering, (v) the automatic conversion of 9,067,384 Series B preferred shares into 8,557,980 ordinary shares on a 1:0.94 basis, and re-designation of such as-converted ordinary shares into 8,557,980 Class A ordinary shares on a one-for-one basis immediately prior to the completion of the initial public offering, (vi) the automatic conversion of 6,734,459 Series C+ preferred shares into 6,883,520 ordinary shares on a 1:1.02 basis, and re-designation of such as-converted ordinary shares into 6,883,520 Class A ordinary shares on a one for-one basis immediately prior to the completion of the initial public offering, (vii) the automatic conversion and re-designation of all of the remaining issued and outstanding preferred shares into 16,457,545 Class A ordinary shares on a one-for-one basis immediately prior to the completion of the initial public offering.

(b)	The unaudited pro forma information does not include the impact of share-based compensation expense for share options which was expected to record upon the completion of the initial public offering.

BOQII HOLDING LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Three Months Ended September 30,			Six Months Ended September 30,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$

Net revenues:
Product sales	169,685	227,883	33,563	358,039	465,815	68,607
Online marketing and information services	909	1,307	193	1,506	1,813	267
Total revenues	170,594	229,190	33,756	359,545	467,628	68,874
Total cost of revenue	(133,679)	(186,555)	(27,477)	(278,804)	(381,723)	(56,222)
Gross profit	36,915	42,635	6,279	80,741	85,905	12,652
Operating expenses:
Fulfillment expenses	(24,584)	(29,037)	(4,277)	(55,495)	(62,669)	(9,230)
Sales and marketing expenses	(33,081)	(31,342)	(4,616)	(67,363)	(66,286)	(9,763)
General and administrative expenses	(10,585)	(16,697)	(2,459)	(26,934)	(33,565)	(4,944)
Other income/(expense), net	(25)	258	38	2,357	305	45
Loss from operations	(31,360)	(34,183)	(5,035)	(66,694)	(76,310)	(11,240)
Interest income	136	4,487	661	218	6,203	914
Interest expense	(12,228)	(6,416)	(945)	(24,343)	(13,559)	(1,997)
Other (losses)/gain, net	(1,240)	879	129	(1,505)	3,776	556
Fair value change of derivative liabilities	1,553	8,303	1,223	1,433	10,409	1,533
Loss before income tax expenses	(43,139)	(26,930)	(3,967)	(90,891)	(69,481)	(10,234)
Income taxes expenses	55	(500)	(74)	80	(191)	(28)
Share of results of equity investees	(377)	(20)	(3)	(550)	(77)	(11)
Net loss	(43,461)	(27,450)	(4,044)	(91,361)	(69,749)	(10,273)
Less: Net income attributable to the non-controlling interest shareholders	885	617	91	2,216	896	132
Net loss attributable to Boqii Holding Limited	(44,346)	(28,067)	(4,135)	(93,577)	(70,645)	(10,405)
Less: Accretion on convertible redeemable preferred shares to redemption value	(44,089)	(39,925)	(5,880)	(122,210)	(75,062)	(11,055)
Less: Deemed dividend to preferred shareholders	-	-	-	(741)	(12,547)	(1,848)
Net loss attributable to Boqii Holding Limited’s ordinary shareholders	(88,435)	(67,992)	(10,015)	(216,528)	(158,254)	(23,308)

Net loss	(43,461)	(27,450)	(4,044)	(91,361)	(69,749)	(10,273)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	2,478	(10,716)	(1,578)	2,568	(11,517)	(1,696)
Unrealized securities holding gains	157	-	-	331	1,195	176
Total comprehensive loss	(40,826)	(38,166)	(5,622)	(88,462)	(80,071)	(11,793)
Less: Total comprehensive loss attributable to non-controlling interest shareholders	885	617	91	2,216	896	132
Total comprehensive loss attributable to Boqii Holding Limited	(41,711)	(38,783)	(5,713)	(90,678)	(80,967)	(11,925)

Net loss per share attributable to Boqii Holding Limited’s ordinary shareholders
— basic	(3.98)	(3.06)	(0.45)	(9.74)	(7.12)	(1.05)
— diluted	(3.98)	(3.06)	(0.45)	(9.74)	(7.12)	(1.05)
Weighted average number of ordinary shares
— basic	22,238,454	22,238,454	22,238,454	22,238,454	22,238,454	22,238,454
— diluted	22,238,454	22,238,454	22,238,454	22,238,454	22,238,454	22,238,454
Pro forma net loss per share attributable to Boqii Holding Limited’s ordinary shareholders
— basic		(0.48)	(0.07)		(1.26)	(0.19)
— diluted		(0.48)	(0.07)		(1.26)	(0.19)
Pro forma weighted average number of ordinary shares
— basic		59,073,717	59,073,717		55,870,406	55,870,406
— diluted		59,073,717	59,073,717		55,870,406	55,870,406

Boqii Holding Limited

Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for %, unless otherwise noted)

	Three Months Ended September 30,		Six Months Ended September 30,
	2019	2020	2019	2020
	RMB	RMB	RMB	RMB

Net loss	(43,461)	(27,450)	(91,361)	(69,749)
Fair value change of derivative liabilities	(1,553)	(8,303)	(1,433)	(10,409)
Adjusted Net loss	(45,014)	(35,753)	(92,794)	(80,158)

	Three Months Ended September 30,		Six Months Ended September 30,
	2019	2020	2019	2020
	RMB	RMB	RMB	RMB

Net loss	(43,461)	(27,450)	(91,361)	(69,749)
Income tax expenses	(55)	500	(80)	191
Interest expenses	12,228	6,416	24,343	13,559
Interest income	(136)	(4,487)	(218)	(6,203)
Depreciation and amortization	821	1,601	1,561	3,351
EBITDA	(30,603)	(23,420)	(65,755)	(58,851)
EBITDA Margin	(17.9%)	(10.2%)	(18.3%)	(12.6%)